ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

ASX Code: OEC
FOR IMMEDIATE RELEASE: 16 AUGUST 2013	NYSE Amex Code: OBT

Orbital awarded ANMP grant to develop new product

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Grant received to develop Engine Management Systems for SUAS engine applications

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Flexible EMS system to be applicable across a wide range of SUAS engine applications

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Potential for Australian manufacture and export of EMS systems for a growth global market

PERTH, AUSTRALIA – Orbital is pleased to announce that it has been awarded an ANMP (Automotive New Markets Program) grant for the development of a new flexible Engine Management System (EMS) and associated Fuel System that can be used for a range of Small Unmanned Aircraft System (SUAS) engines globally. The $932,948 grant, on a 1:1 program expenditure basis, is jointly funded by the Australian and Victorian Governments and delivered in collaboration with the South Australian Government.  The Automotive New Markets Program was initiated to provide financial assistance to automotive supply chain companies to diversify their customer base and/or product.

Orbital is a tier 1 supplier to Ford Australia for the Liquid LPG systems used in Ford’s “EcoLPi” vehicle families and in recent years has been diversifying and increasing its EMS related product range.  The SUAS market is a key new area for Orbital where there is a growing demand for complete compact yet powerful engines that can operate on the kerosene based fuels mandated by the military for safety and logistical purposes.  These heavy fuel applications require highly functional, yet ultra-low weight, standalone EMS systems that can be fitted to a customer’s existing engine.

To date, Orbital has been designing and supplying customer specific SUAS engine packages incorporating customised EMS systems, based on the company’s core strengths in engine design and EMS know-how. The ANMP grant enables Orbital to develop and productionise a flexible and more universally applicable EMS product that could be manufactured in Australia for global export on a wide range of SUAS engines, with potential in the future to be used on other applications requiring similar EMS attributes.

As a part of the program, Orbital will be designing the Electronic Control Unit (ECU) hardware, along with all the operating and control system software.  In conjunction with local suppliers, the EMS product will undergo all necessary sign-off and validation processes.  First product from this program is expected to be available third-quarter 2014.

Mr Terry Stinson, CEO of Orbital, comments “We are very pleased to be awarded this grant, as it will directly assist us in the development of new product in a growing market.  The program is an important step in our product diversification, and shows globally Australia’s technical and manufacturing capability”.

Further details of the Automotive New Markets Program may be found at the ANMP website: http://www.innovation.gov.au/Industry/Automotive/InitiativesandAssistance/ANMI/Pages/ANMP.aspx

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CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au CEO & Managing DirectorWebsite: www.orbitalcorp.com.au Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties.  These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.